

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 23, 2008

via U.S. mail and facsimile

James P. Waters, Chief Financial Officer
Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

        RE: **Hillman Companies, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Filed March 28, 2008
                Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and
                June 30, 2008
                File No. 1-13293

Dear Mr. Waters:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355.

                            Sincerely,

                            Terence O'Brien
                            Accounting Branch Chief